Exhibit (10)


                            Kirkpatrick & Lockart LLP
                         1800 Massachusetts Avenue, N.W.
                                    2nd Floor
                           Washington, D.C. 20036-1800
                                 (202) 778-9000



                                  July 6, 1998


Conseco Fund Group
11815 North Pennsylvania Street
Carmel, Indiana 46032

Ladies and Gentlemen:

         Conseco Fund Group ("Trust") is an unincorporated voluntary association organized under the laws of the State of Massachusetts and governed by an Agreement and Declaration of Trust dated September 20, 1996. You have requested our opinion regarding certain matters in connection with the Trust's issuance of Shares in its new series, Conseco Convertible Fund ("New Series"). As used in this letter, the term "Shares" means the Class A, Class B, Class C and Class Y shares of beneficial interest of the New Series.

         As counsel to the Trust, we have participated in various matters relating to the Trust. We have examined copies of the Trust's Agreement and Declaration of Trust and By-Laws, as now in effect, and the minutes of meetings of the trustees of the Trust, and we are generally familiar with its affairs. For certain matters of fact, we have relied upon representations of officers of the Trust. Based on the foregoing, it is our opinion that an unlimited number of Shares of the New Series may be legally and validly issued in accordance with the Trust's Agreement and Declaration of Trust and By-Laws and subject to compliance with the Securities Act of 1933, the Investment Company Act of 1940 and applicable state laws regulating the offer and sale of securities; and, when so issued, the Shares will be legally issued, fully paid and non-assessable by the Trust.

         We express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940, or applicable state securities laws in connection with the sale of Shares.

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that that persons seeking to subject shareholders to any personal liability whatsoever, in tort, contract or otherwise, in connection with the Trust property or affairs of the Trust, shall look solely to the Trust for satisfaction of their claims. It also requires that notice of such disclaimer be given in any written instrument creating an obligation of the Trust, but that the omission of such recital shall not operate to impose personal liability on any of the shareholders of the Trust. The Declaration of Trust further provides for indemnification from the assets of the New Series for all loss and expense of any shareholder held personally liable for the obligations of the Trust or the New Series by virtue of ownership of shares of such Series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or the New Series would be unable to meet its obligations.

Conseco Fund Group
July 6, 1998
Page 2


         We hereby consent to the filing of this opinion in connection with Post-Effective Amendment No. 8 to the Trust's Registration Statement on Form N-1A. We also consent to the reference to our firm under the caption "Legal Counsel" in the Statement of Additional Information filed as part of the Registration Statement.

                                   Sincerely,

                                   KIRKPATRICK & LOCKHART LLP


                                   By: /s/ Donald W. Smith
                                       ------------------------
                                           Donald W. Smith